Filed by CapitalSource Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and
deemed filed pursuant to Rule
14a-12 of the Securities
Exchange Act of 1934
Subject Company: TierOne Corporation
Commission File No. 000-50015
Forward Looking Statements
This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections with respect to dividend, prepayment-related fees, equity gains, term financings, loan growth, charge-offs, operating efficiencies, segment reporting and the proposed merger between CapitalSource and TierOne, which are subject to numerous assumptions, risks, and uncertainties. All statements contained in this release that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. All forward-looking statements (including statements regarding future financial and operating results) involve risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, performance, or achievements to differ materially from anticipated results, performance or achievements. Actual results could differ materially from those contained or implied by such statements for a variety of factors, including without limitation: the merger with TierOne may not be approved or completed on the proposed terms and schedule or at all; changes in economic conditions; movements in interest rates; competitive and other market pressures on loan pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; extended disruption of vital infrastructure; and other factors described in CapitalSource’s 2006 Annual Report on Form 10-K, and documents subsequently filed by CapitalSource with the Securities and Exchange Commission, including our Current Report on Form 8-K as filed with the SEC on July 23, 2007. All forward-looking statements included in this document are based on the information available when the statements are made. We are under no obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information About the Merger with TierOne
In connection with the proposed transaction, CapitalSource filed with the SEC a registration statement on Form S-4 containing the joint proxy statement/prospectus of TierOne and other relevant documents that were mailed to security holders of TierOne. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CAPITALSOURCE, TIERONE AND THE PROPOSED TRANSACTION. A definitive proxy statement has been sent to security holders of TierOne seeking approval of the proposed transaction. Investors may obtain these materials and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the proxy statement/prospectus may be obtained free of charge by directing a request to CapitalSource Inc., 4445 Willard Avenue, 12th Floor, Chevy Chase, Maryland 20815, Attention: Investor Relations; or by directing a request to TierOne Corporation, 1235 N Street, Lincoln, Nebraska 68508, Attention: Edward J. Swotek, Senior Vice President, Investor Relations Department.
This document is not a solicitation of a proxy from any security holder of TierOne or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
TierOne, its directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TierOne’s directors and executive officers is available in TierOne’s proxy statement filed with the SEC on March 30, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials that has been filed with the SEC.

News
CapitalSource Inc.

4445 Willard Avenue
Twelfth Floor
Chevy Chase, MD 20815

FOR IMMEDIATE RELEASE

For information contact:
Investor Relations:	Media Relations:
Dennis Oakes	Michael E. Weiss
Vice President – Investor Relations	Director of Communications
(212) 321-7212	(301) 841-2918
CAPITALSOURCE REPORTS THIRD QUARTER 2007 RESULTS
•	$0.60 per share 4th quarter Dividend Planned
•	Increased Liquidity: Two Term Financings Totaling $1.47 Billion Completed
•	New Business Originated at Higher Spreads
•	Improved Lending Environment Characterized by Reduced Competition
•	Credit Remains Stable – Delinquency & Non-Accrual Metrics Improved
Chevy Chase, MD, November 6, 2007 – CapitalSource Inc. (NYSE: CSE) today announced financial results for the quarter ended September 30, 2007. Adjusted earnings for the quarter were $97.6 million, or $0.50 per diluted share. Net income for the quarter was $28.3 million, or $0.15 per diluted share.
“Despite significant and unprecedented challenges for all financial institutions, I am very pleased with the performance of our business this quarter,” said John K. Delaney, CapitalSource Chairman and CEO. “CapitalSource successfully navigated the recent capital markets disruption with minimal impact on our business. During the quarter, we prudently grew our lending business, strengthened our balance sheet and produced improvements in key credit metrics while leveraging operating expenses.”
“Looking ahead to the fourth quarter and 2008, CapitalSource is particularly well positioned to succeed in current market conditions,” added Delaney. “We are already originating new business at wider spreads and are seeing major competitors exit the middle market where we focus. We also are nearing completion of the TierOne Bank acquisition, which will further enhance our margins and profitability. In light of these improving conditions, we plan to pay a dividend of $0.60 per share to our shareholders in the fourth quarter.”

“Our 16.2% adjusted return on equity this quarter, against a backdrop of extreme capital market conditions, once again proved the strength and stability of CapitalSource’s business,” said Thomas A. Fink, CapitalSource CFO. “Our liquidity is very strong and was enhanced during the quarter to bring our committed and undrawn credit facility capacity today to $3.2 billion. Also, as expected and as a result of our conservative hedging practices, our residential mortgage investment portfolio performed extremely well and was remarkably steady during the quarter.”
“Our credit performance continues to be very good with improvements this quarter in both our delinquency and non-accrual statistics. Based on the improvement in these metrics and the current level of allocated reserves, we expect charge-offs to be materially lower in the fourth quarter,” added Fink. “Prepayment-related fee income and equity gains were down significantly in the quarter. Though lumpy, these items are a regular part of our business and we expect them to return to more normalized levels.”
Business Overview
The careful actions taken in creating the CapitalSource portfolio, together with disciplined credit processes and a conservative funding platform, were rewarded in the third quarter. The company is extremely well positioned to take advantage of a very attractive market which some of our major competitors are exiting. CapitalSource did not experience any significant funding issues in either its core commercial lending business or its residential mortgage portfolio. Consequently, the business has significant capital and liquidity to pursue current market opportunities and grow its commercial portfolio with higher risk-adjusted return assets.
In the short term, investors should expect:
•	Continued asset growth, as CapitalSource takes advantage of improving market opportunities.

•	Stable credit performance, in line with historical ranges.

•	Prepayment-related fee income and returns on the company’s equity portfolio will continue to vary from quarter to quarter, but are expected to increase from this quarter’s unusually low level.

•	Some quarter-to-quarter variation in cost of funds (as a spread to LIBOR) based on capital markets volatility.

•	Further leveraging of the company’s infrastructure and expense base, resulting in additional operational efficiencies.
CapitalSource’s healthcare real estate lease business continues to perform well and benefit from an excellent market opportunity. Given the growth and significance of this business, the company will begin reporting the healthcare real estate lease portfolio as a separate segment with fourth quarter 2007 results.
“The business prospects for CapitalSource today are more exciting and potentially rewarding for shareholders than at any time since we launched the company seven years ago,” said John Delaney. “Our business priorities and principles remain unchanged. We will aggressively pursue current market opportunities. We will continue to drive growth in our specialty business units which have delivered uncommon levels of risk-adjusted returns. And, we are focused on successfully integrating TierOne Bank which will make deposit-based funding a meaningful part of our capital plan.”

Assets under Management
•	Assets under management were approximately $20.7 billion, an increase of $615.8 million, or 3.1%, from the prior quarter.
Commercial Asset Portfolio
•	Total commercial assets, including commercial loans and direct real estate investments, were $10.7 billion at quarter end, an increase of $695.9 million, or 7.0%, from the prior quarter.

•	Interest income was $250.0 million for the quarter, an increase of $22.2 million, or 9.7%, from the prior quarter, primarily due to net portfolio growth.

•	Operating lease income was $27.5 million for the quarter, an increase of $5.4 million, or 24.3%, from the prior quarter, primarily due to a full quarter of income generated from assets acquired during the prior quarter along with income generated from assets acquired during the third quarter.

•	Net investment income was $163.2 million for the quarter, a decrease of $9.3 million, or 5.4%, from the prior quarter, primarily due to an increase in interest expense and a significant reduction in prepayment-related fee income, partially offset by an increase in the average balance of commercial loans.
Commercial Net Finance Margin
•	Yield on average interest-earning assets was 11.30% for the quarter, a decrease of 75 basis points from the prior quarter. The decrease in yield is primarily due to a 63 basis point decrease in prepayment-related fee income, partially offset by an increase in interest income.

•	Prepayment-related fee income contributed 13 basis points to yield for the quarter, compared to 76 basis points in the prior quarter. Prepayment-related fee income is expected to increase from this quarter’s unusually low level.

•	Cost of funds was 6.46% for the quarter, an increase of 26 basis points from the prior quarter. Overall borrowing spread to average one-month LIBOR was 15 basis points higher at 1.03% for the quarter, compared to 0.88% for the prior quarter.

•	Leverage, as measured by the ratio of total debt-to-equity at the end of the quarter, remains at 4.03x, unchanged from the prior quarter, although average leverage during the quarter was higher.

•	Net finance margin, defined as net investment income divided by average income earning assets, was 5.95% for the quarter. The decrease of 100 basis points from 6.95% in the prior quarter was primarily due to higher average leverage, increased interest expense and a decrease in prepayment-related fee income.

Other Income
•	Gain (loss) on investments, net was $(2.0) million, a decrease of $19.0 million from the prior quarter, due to a significantly lower level of realized gains on our equity investments as compared to the prior quarter, and write-downs in certain cost-based investment securities.

•	Other income, net of expenses was $(3.4) million, a $16.3 million decrease as compared to the prior quarter, primarily due to decreases on the gains from loan syndication activity, lower fees arising from HUD mortgage origination services, and lower income from third-party asset management.

•	Gain (loss) on residential mortgage investment portfolio was $(30.2) million, or 48 basis points of the portfolio, a loss $16.4 million more than in the prior quarter, primarily due to the net change in the fair value of Agency MBS and related derivatives. Within the Agency MBS portfolio, interest rate and duration risk are hedged by BlackRock and the securities are fully guaranteed by Freddie Mac or Fannie Mae. Adjusted earnings include an adjustment for realized and unrealized gains (losses) on these items.

•	Gain (loss) on derivatives was $(15.5) million, a decrease of $18.6 million from the prior quarter. Adjusted earnings include an adjustment for unrealized gains (losses) on these items.
Commercial Credit
•	Loans on non-accrual status, which the company considers its primary credit metric, decreased 18 basis points from the prior quarter to 1.59% of total commercial assets.

•	Delinquencies as a percentage of total commercial assets decreased 30 basis points from the prior quarter to 0.67%.

•	Net charge-offs increased $14.2 million from the previous quarter to $27.8 million. As a percentage of average commercial assets, annualized net charge-offs for the year-to-date period increased 47 basis points from the prior quarter to 1.04%, but are expected to be materially lower in the fourth quarter.

•	Allowance for loan losses as a percentage of total commercial assets decreased 23 basis points from the prior quarter to 1.05%. At September 30, 2007 allowance for loan loss was $111.7 million.

•	Allocated Reserves decreased to $11.4 million from $33.4 million, primarily reflecting this quarter’s charge-off of previously-reserved for loans.

•	Impaired commercial loans as a percentage of total commercial assets decreased 38 basis points from the prior quarter to 3.12%.
Funding and Liquidity
•	During the quarter, the company raised $291.3 million through the issuance of approximately 16.3 million shares of common stock under its Dividend Reinvestment and Stock Purchase Plan. Board members who beneficially own in the aggregate approximately 30% of the total outstanding shares of CapitalSource elected to reinvest their third quarter dividends.

•	On July 30, the company closed its offering of $250 million 7.25% senior subordinated convertible notes due 2037. The notes have an initial conversion rate of 36.9079 shares of the company’s common stock per $1,000 principal amount, representing a conversion price of approximately $27.09 per share.

•	On September 11, the company completed a $1.07 billion term financing of commercial real estate loans from the company’s portfolio. The transaction was a private placement and was initially funded at $1.07 billion and may be increased at any time during the two months following the transaction to $1.5 billion. The note bears interest (excluding fees) at a floating commercial paper rate plus 1.50% and is prepayable by the company at any time.

•	On October 11, the company completed a $400 million term financing of commercial loans from the company’s portfolio. The transaction was a private placement and was rated A by Fitch Ratings and A2 by Moody’s Investor Service. The transaction has a one-year replenishment period during which principal collected can be invested in additional loan collateral. The note bears interest (excluding fees) at a floating commercial paper rate plus 1.10% and is pre payable by the company at any time.

•	The company expects to complete another term financing prior to year-end.
Effective Tax Rate
•	The overall annual estimated tax rate at quarter end was 23.95%, compared to 23.00% at the end of the prior quarter reflecting the company’s estimate of a higher level of earnings than previously projected in its taxable REIT subsidiary.
Adjusted Return on Equity
•	The consolidated adjusted return on equity, defined as adjusted earnings divided by average GAAP equity, was 16.20% for the quarter, compared to 22.33% in the prior quarter. The accompanying Financial Supplement provides a detailed reconciliation of GAAP net income to adjusted earnings.
TierOne Update
•	The company filed its application for approval of the acquisition of TierOne with the Office of Thrift Supervision (OTS) on June 29, 2007. Final action on the application is expected in the near future.

•	A joint proxy statement/prospectus was mailed to TierOne’s stockholders on or about October 30, 2007 relating to the TierOne stockholder meeting to approve the merger, scheduled to be held on November 29, 2007. The full document is posted on the SEC Filings section of the CapitalSource website at www.capitalsource.com.

CapitalSource will hold an analyst and investor conference call with a simultaneous webcast November 6, 2007 at 8:30 a.m. (Eastern Time) to discuss the company’s third quarter results. To participate, analysts and investors may call (888) 713-4214 from within United States or (617) 213-4866 from outside the United States, utilizing the passcode, 84141653. Other interested parties may access a webcast of the conference call at the Investor Relations section of the CapitalSource web site at www.capitalsource.com
A telephonic replay will be available from approximately 10:30 a.m. (Eastern Time) on November 6, 2007, through November 13, 2007. Please call (888) 286-8010 from the United States or (617) 801-6888 from outside the United States with the passcode 17198856. An audio replay will also be available on the Investor Relations section of the CapitalSource website.
The company’s third quarter 2007 investor presentation will be posted to the Investor Relations section of the CapitalSource website. A transcript of the earnings conference call will be posted on November 6, 2007.
About CapitalSource
CapitalSource (NYSE: CSE) is a leading commercial lending, investment and asset management business focused on the middle market. CapitalSource manages an asset portfolio, which as of September 30, 2007 was approximately $20.7 billion. Headquartered in Chevy Chase, Maryland, the company has approximately 560 employees in offices across the U.S. and in Europe. For more information, visit http://www.capitalsource.com.
Forward Looking Statements
This release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections with respect to dividend, prepayment-related fees, equity gains, term financings, loan growth, charge-offs, operating efficiencies, segment reporting and the proposed merger between CapitalSource and TierOne, which are subject to numerous assumptions, risks, and uncertainties.  All statements contained in this release that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. All forward-looking statements (including statements regarding future financial and operating results) involve risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, performance, or achievements to differ materially from anticipated results, performance or achievements. Actual results could differ materially from those contained or implied by such statements for a variety of factors, including without limitation: the merger with TierOne may not be approved or completed on the proposed terms and schedule or at all; changes in economic conditions; movements in interest rates; competitive and other market pressures on loan pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; extended disruption of vital infrastructure; and other factors described in CapitalSource’s 2006 Annual Report on Form 10-K, and documents subsequently filed by CapitalSource with the Securities and Exchange Commission, including our Current Report on Form 8-K as filed with the SEC on July 23, 2007.  All forward-looking statements included in this news release are based on information available at the time of the release. We are under no obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information About the Merger with TierOne
In connection with the proposed transaction, CapitalSource filed with the SEC a registration statement on Form S-4 containing the joint proxy statement/prospectus of TierOne and other relevant documents that were mailed to security holders of TierOne. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CAPITALSOURCE, TIERONE AND THE PROPOSED TRANSACTION. A definitive proxy statement has been sent to security holders of TierOne seeking approval of the proposed transaction. Investors may obtain these materials and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the proxy statement/prospectus may be obtained free of charge by directing a request to CapitalSource Inc., 4445 Willard Avenue, 12th Floor, Chevy Chase, Maryland 20815, Attention: Investor Relations; or by directing a request to TierOne Corporation, 1235 N Street, Lincoln, Nebraska 68508, Attention: Edward J. Swotek, Senior Vice President, Investor Relations Department.
This document is not a solicitation of a proxy from any security holder of TierOne or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
TierOne, its directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TierOne’s directors and executive officers is available in TierOne’s proxy statement filed with the SEC on March 30, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials that has been filed with the SEC.

CapitalSource Inc.
Consolidated Balance Sheets
(Unaudited)

	September 30,	June 30,	September 30,
	2007	2007	2006
	($ in thousands)
ASSETS
Cash and cash equivalents	$245,862	$271,492	$651,143
Restricted cash	296,789	221,650	362,949
Mortgage-related receivables, net	2,092,553	2,162,715	2,340,433
Mortgage-backed securities pledged, trading	4,159,037	4,290,965	3,424,516
Receivables under reverse-repurchase agreements	26,157	26,237	52,906
Loans held for sale	352,030	154,229	77,532
Loans:
Loans	9,251,283	8,761,127	7,219,331
Less deferred loan fees and discounts	(132,673)	(128,785)	(122,255)
Less allowance for loan losses	(111,692)	(127,547)	(102,659)

Loans, net	9,006,918	8,504,795	6,994,417
Direct real estate investments, net	1,031,905	1,032,838	278,053
Investments	195,819	197,543	170,766
Other assets	351,329	299,226	139,159

Total assets	$17,758,399	$17,161,690	$14,491,874

LIABILITIES, NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Liabilities:
Repurchase agreements	$4,030,477	$4,217,086	$3,387,521
Credit facilities	2,701,685	3,384,551	2,915,811
Term debt	6,550,232	5,652,228	5,080,284
Other borrowings	1,612,258	1,368,666	922,721
Other liabilities	322,477	214,806	111,990

Total liabilities	15,217,129	14,837,337	12,418,327

Noncontrolling interests	51,205	44,871	56,371

Shareholders’ equity:
Preferred stock (50,000,000 shares authorized; no shares outstanding)	—	—	—
Common stock ($0.01 par value, 500,000,000 shares authorized; 208,540,632, 191,877,813 and 178,677,872 shares issued; 208,540,632, 191,877,813 and 177,377,872 shares outstanding, respectively)	2,085	1,918	1,774
Additional paid-in capital	2,664,842	2,361,158	2,024,761
Accumulated deficit	(181,336)	(85,978)	18,460
Accumulated other comprehensive income, net	4,474	2,384	2,107
Treasury stock, at cost	—	—	(29,926)

Total shareholders’ equity	2,490,065	2,279,482	2,017,176

Total liabilities, noncontrolling interests and shareholders’ equity	$17,758,399	$17,161,690	$14,491,874

CapitalSource Inc.
Consolidated Statements of Income
(Unaudited)

	Three Months Ended
	Sept 30,	June 30,	Sept 30,	Nine Months Ended September 30,
	2007	2007	2006	2007	2006
	($ in thousands, except per share data)
Net investment income:
Interest income	$344,043	$311,184	$280,066	$944,781	$731,601
Fee income	29,338	45,056	53,955	124,421	132,100

Total interest and fee income	373,381	356,240	334,021	1,069,202	863,701
Operating lease income	27,490	22,118	7,855	69,934	19,174

Total investment income	400,871	378,358	341,876	1,139,136	882,875
Interest expense	232,754	200,291	170,118	619,694	421,818

Net investment income	168,117	178,067	171,758	519,442	461,057
Provision for loan losses	12,353	17,410	24,849	44,690	51,033

Net investment income after provision for loan losses	155,764	160,657	146,909	474,752	410,024

Operating expenses:
Compensation and benefits	38,309	38,615	33,924	116,937	101,374
Other administrative expenses	26,824	27,828	19,307	79,961	56,167

Total operating expenses	65,133	66,443	53,231	196,898	157,541

Other income (expense):
Diligence deposits forfeited	1,465	1,813	598	4,141	3,968
(Loss) gain on investments, net	(1,984)	17,002	7,223	21,181	5,483
(Loss) gain on derivatives	(15,494)	3,153	(5,074)	(14,596)	1,576
(Loss) gain on residential mortgage investment portfolio	(30,225)	(13,846)	2,291	(49,769)	220
Other income, net of expenses	(3,389)	12,957	5,700	16,545	11,131

Total other income	(49,627)	21,079	10,738	(22,498)	22,378

Noncontrolling interests expense	1,182	1,272	1,259	3,784	3,350

Net income before income taxes and cumulative effect of accounting change	39,822	114,021	103,157	251,572	271,511
Income taxes	11,557	29,693	22,304	60,251	52,945

Net income before cumulative effect of accounting change	28,265	84,328	80,853	191,321	218,566
Cumulative effect of accounting change, net of taxes	—	—	—	—	370

Net income	$28,265	$84,328	$80,853	$191,321	$218,936

Net income per share:
Basic	$0.15	$0.45	$0.47	$1.03	$1.34
Diluted	$0.15	$0.45	$0.47	$1.02	$1.32

Average shares outstanding:
Basic	191,976,931	185,371,033	171,777,989	185,522,634	163,373,576
Diluted	193,607,986	187,428,430	173,354,891	187,636,502	166,028,844

Dividends declared per share	$0.60	$0.60	$0.49	$1.78	$1.47

CapitalSource Inc.
Net Income to Adjusted Earnings Reconciliation
(Unaudited)
We evaluate our performance based on several measures, including adjusted earnings. Management views adjusted earnings and the related per share measures as useful and appropriate supplements to net income and earnings per share. These measures serve as an additional measure of our operating performance because they facilitate evaluation of the company without the effects of certain adjustments in accordance with U.S. generally accepted accounting principles (“GAAP”) that may not necessarily be indicative of current operating performance. We define adjusted earnings as net income as determined in accordance with GAAP, adjusted for certain non-cash items, including real estate depreciation, amortization of deferred financing fees, non-cash equity compensation, realized and unrealized gains and losses on our residential mortgage investment portfolio and related derivatives, unrealized gains and losses on other derivatives and foreign currencies, net unrealized gains and losses on investments, provision for loan losses, charge offs, recoveries, nonrecurring items and the cumulative effect of changes in accounting principles.
Adjusted earnings should not be considered as an alternative to net income or cash flows from operating activities (each computed in accordance with GAAP). Instead, adjusted earnings should be reviewed in connection with net income and cash flows from operating, investing and financing activities in our consolidated financial statements, to help analyze how our business is performing. Adjusted earnings and other supplemental performance measures are defined in various ways throughout the REIT industry. Investors should consider these differences when comparing our adjusted earnings to other REITs.

A reconciliation of our reported net income to adjusted earnings for the three months ended September 30, 2007, June 30, 2007 and September 30, 2006 and nine months ended September 30, 2007 and 2006 was as follows:

	Three Months Ended			Nine Months Ended
	September 30, 2007	June 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
	($ in thousands, except per share data)
Net income	$28,265	$84,328	$80,853	$191,321	$218,936
Add:
Real estate depreciation and amortization (1)	8,570	7,896	3,087	23,675	7,350
Amortization of deferred financing fees (2)	7,491	6,823	7,031	19,823	21,976
Non-cash equity compensation	11,336	9,859	8,640	31,908	24,993
Net realized and unrealized losses on residential mortgage investment portfolio including related derivatives (3)	32,425	15,846	1,123	55,805	1,782
Unrealized loss (gain) on derivatives and foreign currencies, net	16,464	(1,287)	6,937	15,504	(196)
Unrealized loss on investments, net	8,452	1,170	404	9,669	5,510
Provision for loan losses	12,353	17,410	24,849	44,690	51,034
Recoveries (4)	—	—	—	—	—
Less:
Charge offs (5)	27,796	13,625	11,000	51,671	11,276
Non-recurring items (6)	—	—	—	—	4,725
Cumulative effect of accounting change, net of taxes	—	—	—	—	370

Adjusted earnings	$97,560	$128,420	$121,924	$340,724	$315,014

Net income per share:
Basic — as reported	$0.15	$0.45	$0.47	$1.03	$1.34
Diluted — as reported	$0.15	$0.45	$0.47	$1.02	$1.32

Average shares outstanding:
Basic — as reported	191,976,931	185,371,033	171,777,989	185,522,634	163,373,576
Diluted — as reported	193,607,986	187,428,430	173,354,891	187,636,502	166,028,844

Adjusted earnings per share:
Basic	$0.51	$0.69	$0.71	$1.84	$1.93
Diluted (7)	$0.50	$0.68	$0.70	$1.82	$1.89

Average shares outstanding:
Basic	191,976,931	185,371,033	171,777,989	185,522,634	163,373,576
Diluted (8)	193,607,986	189,425,285	175,865,709	189,120,843	168,300,536

(1)	Depreciation and amortization for direct real estate investments only. Excludes depreciation for corporate leasehold improvements, fixed assets and other non-real estate items.

(2)	Includes amortization of deferred financing fees and other non-cash interest expense.

(3)	Includes adjustments to reflect the realized gains and losses and the period change in fair value of residential mortgage-backed securities and related derivative instruments.

(4)	Includes all recoveries on loans during the period.

(5)	To the extent we experience losses on loans for which we specifically provided a reserve prior to January 1, 2006, there will be no adjustment to earnings. All charge offs incremental to previously established allocated reserves will be deducted from net income.

(6)	Represents the write-off of a $4.7 million net deferred tax liability recorded in connection with our conversion to a REIT for the year ended December 31, 2006.

(7)	Adjusted to reflect the impact of adding back noncontrolling interests expense of $1.3 million for the three months ended June 30, 2007 and September 30, 2006, $2.8 million for the nine months ended September 30, 2007 and $3.4 million for the nine months ended September 30, 2006, to adjusted earnings due to the application of the if-converted method on non-managing member units which are considered dilutive to adjusted earnings per share, but are antidilutive to GAAP net income per share for these periods.

(8)	Adjusted to include average non-managing member units of 1,996,855 and 2,510,818 for the three months ended June 30, 2007 and September 30, 2006, respectively, and 1,484,341 and 2,271,692 for the nine months ended September 30, 2007 and 2006, respectively, which are considered dilutive to adjusted earnings per share, but are antidilutive to GAAP net income per share for these periods.

CapitalSource Inc.
Segment Data
(Unaudited)

	Three Months Ended September 30, 2007			Three Months Ended June 30, 2007
	Commercial	Residential		Commercial	Residential
	Lending &	Mortgage	Consolidated	Lending &	Mortgage	Consolidated
	Investment	Investment	Total	Investment	Investment	Total
	($ in thousands)
Net investment income:
Interest income	$249,972	$94,071	$344,043	$227,795	$83,389	$311,184
Fee income	29,338	—	29,338	45,056	—	45,056

Total interest and fee income	279,310	94,071	373,381	272,851	83,389	356,240
Operating lease income	27,490	—	27,490	22,118	—	22,118

Total investment income	306,800	94,071	400,871	294,969	83,389	378,358
Interest expense	143,602	89,152	232,754	122,513	77,778	200,291

Net investment income	163,198	4,919	168,117	172,456	5,611	178,067
Provision for loan losses	11,938	415	12,353	17,410	—	17,410

Net investment income after provision for loan losses	151,260	4,504	155,764	155,046	5,611	160,657

Total operating expenses	63,783	1,350	65,133	64,564	1,879	66,443

Total other income (expense)	(19,402)	(30,225)	(49,627)	34,925	(13,846)	21,079

Noncontrolling interests expense	1,182	—	1,182	1,272	—	1,272

Net income (loss) before income taxes	66,893	(27,071)	39,822	124,135	(10,114)	114,021
Income taxes	11,557	—	11,557	29,693	—	29,693

Net income (loss)	$55,336	$(27,071)	$28,265	$94,442	$(10,114)	$84,328

	Nine Months Ended September 30, 2007			Nine Months Ended September 30, 2006
	Commercial	Residential		Commercial	Residential
	Lending &	Mortgage	Consolidated	Lending &	Mortgage	Consolidated
	Investment	Investment	Total	Investment	Investment	Total
Net investment income:
Interest income	$686,420	$258,361	$944,781	$547,128	$184,473	$731,601
Fee income	124,421	—	124,421	132,100	—	132,100

Total interest and fee income	810,841	258,361	1,069,202	679,228	184,473	863,701
Operating lease income	69,934	—	69,934	19,174	—	19,174

Total investment income	880,775	258,361	1,139,136	698,402	184,473	882,875
Interest expense	377,366	242,328	619,694	250,967	170,851	421,818

Net investment income	503,409	16,033	519,442	447,435	13,622	461,057
Provision for loan losses	44,275	415	44,690	50,732	301	51,033

Net investment income after provision for loan losses	459,134	15,618	474,752	396,703	13,321	410,024

Total operating expenses	191,529	5,369	196,898	151,183	6,358	157,541

Total other income (expense)	27,271	(49,769)	(22,498)	22,158	220	22,378

Noncontrolling interests expense	3,784	—	3,784	3,350	—	3,350

Net income (loss) before income taxes and cumulative effect of accounting change	291,092	(39,520)	251,572	264,328	7,183	271,511
Income taxes	60,251	—	60,251	52,945	—	52,945

Net income (loss) before cumulative effect of accounting change	230,841	(39,520)	191,321	211,383	7,183	218,566
Cumulative effect of accounting change, net of taxes	—	—	—	370	—	370

Net income (loss)	$230,841	$(39,520)	$191,321	$211,753	$7,183	$218,936

CapitalSource Inc.
Selected Financial Data
(Unaudited)

	Three Months Ended
	September 30,	June 30,	September 30,	Nine Months Ended September 30,
	2007	2007	2006	2007	2006
Commercial Lending & Investment Segment:

Performance ratios:
Adjusted return on average assets	3.23%	5.44%	5.47%	4.19%	5.48%
Adjusted return on average equity	17.10%	26.58%	25.29%	20.93%	25.03%
Yield on average interest earning assets	11.30%	12.05%	13.07%	11.89%	12.81%
Cost of funds	6.46%	6.20%	6.26%	6.30%	5.98%
Net finance margin	5.95%	6.95%	8.19%	6.71%	8.21%
Operating expenses as a percentage of average total assets	2.27%	2.54%	2.51%	2.50%	2.72%
Operating expenses (excluding direct real estate depreciation) as a percentage of average total assets	1.95%	2.25%	2.36%	2.19%	2.60%
Efficiency ratio (operating expenses / net investment income and other income)	44.36%	31.13%	29.65%	36.09%	32.19%
Efficiency ratio (operating expenses excluding direct real estate depreciation) / net investment income and other income)	38.15%	27.57%	27.85%	31.74%	30.63%

Leverage ratios:
Total debt to equity (as of period end)	4.03x	4.03x	3.67x	4.03x	3.67x
Equity to total assets (as of period end)	19.46%	19.46%	21.05%	19.46%	21.05%

Average balances ($ in thousands):
Average loans	$9,556,672	$8,708,240	$7,382,209	$8,799,012	$6,790,186
Average assets	11,141,568	10,182,737	8,084,986	10,261,330	7,428,345
Average interest earning assets	9,813,180	9,083,019	7,678,450	9,114,113	7,086,281
Average income earning assets	10,878,248	9,955,988	7,939,826	10,023,352	7,289,292
Average borrowings	8,821,916	7,929,113	6,139,327	8,008,884	5,609,304
Average equity	2,101,591	2,083,820	1,748,354	2,056,485	1,625,445

Consolidated CapitalSource Inc.:

Performance ratios:
Adjusted return on average assets	2.19%	3.14%	3.55%	2.77%	3.53%
Adjusted return on average equity	16.20%	22.33%	24.09%	19.83%	22.85%
Yield on average interest earning assets	9.13%	9.51%	10.01%	9.43%	10.02%
Cost of funds	6.16%	5.87%	5.87%	5.98%	5.70%
Net finance margin	3.86%	4.49%	5.05%	4.32%	5.26%
Operating expenses as a percentage of average total assets	1.46%	1.63%	1.54%	1.60%	1.76%
Operating expenses (excluding direct real estate depreciation) as a percentage of average total assets	1.26%	1.44%	1.45%	1.41%	1.69%
Efficiency ratio (operating expenses / net investment income and other income)	54.97%	33.36%	29.17%	39.62%	32.59%
Efficiency ratio (operating expenses excluding direct real estate depreciation) / net investment income and other income)	47.44%	29.65%	27.48%	34.98%	31.07%

Leverage ratios:
Total debt to equity (as of period end)	5.98x	6.42x	6.10x	5.98x	6.10x
Equity to total assets (as of period end)	14.02%	13.28%	13.92%	14.02%	13.92%

Average balances ($ in thousands):
Average loans	$9,556,672	$8,708,240	$7,382,209	$8,799,012	$6,790,186
Average assets	17,642,856	16,392,440	13,725,326	16,453,061	11,938,342
Average interest earning assets	16,229,597	15,028,300	13,237,128	15,162,542	11,527,276
Average income earning assets	17,294,665	15,901,269	13,498,504	16,071,782	11,730,287
Average borrowings	14,980,939	13,691,403	11,503,180	13,852,181	9,901,508
Average equity	2,389,313	2,306,554	2,024,841	2,297,397	1,843,237

CapitalSource Inc.
Commercial Asset Portfolio
(Unaudited)

	September 30, 2007		June 30, 2007		September 30, 2006
Composition of portfolio by type:
Senior secured loans (1)	$5,456,046	51%	$5,365,139	54%	$4,276,534	56%
First mortgage loans (1)	3,057,652	29	2,864,815	29	2,556,621	34
Subordinate loans (1)	1,115,772	10	711,639	7	516,614	7
Direct real estate investments	1,031,905	10	1,032,838	10	265,108	3

Total commercial assets	$10,661,375	100%	$9,974,431	100%	$7,614,877	100%

Composition of portfolio by business:
Healthcare and Specialty Finance	$4,115,541	39%	$3,830,840	39%	$3,167,533	42%
Structured Finance	3,841,265	36	3,534,140	35	2,482,933	32
Corporate Finance	2,704,569	25	2,609,451	26	1,964,411	26

Total commercial assets	$10,661,375	100%	$9,974,431	100%	$7,614,877	100%

(1)	“Loans” include loans, loans held for sale and receivables under reverse-repurchase agreements

CapitalSource Inc.
Credit Quality Data
(Unaudited)
Credit Metrics by Asset Classification:

	September 30, 2007	June 30, 2007	September 30, 2006
60 or more days contractually delinquent:
As a % of total Commercial Assets(1)	0.67%	0.97%	0.81%
As a % of total Commercial Loans(2)	0.74%	1.09%	0.84%

Non-accrual (3) :
As a % of total Commercial Assets	1.59%	1.77%	2.31%
As a % of total Commercial Loans	1.76%	1.97%	2.39%

Impaired (4) :
As a % of total Commercial Assets	3.12%	3.50%	3.50%
As a % of total Commercial Loans	3.46%	3.91%	3.63%

Total (excluding assets in multiple categories):
As a % of total Commercial Assets	3.30%	3.72%	3.70%
As a % of total Commercial Loans	3.66%	4.15%	3.83%

Allowance for Loan Loss:
As a % of total Commercial Assets	1.05%	1.28%	1.35%
As a % of total Commercial Loans	1.16%	1.43%	1.40%

Net Charge Offs (annualized):
As a % of total Average Commercial Assets	1.04%	0.57%	1.18%
As a % of total Average Commercial Loans	1.15%	0.63%	1.22%

(1)	Includes commercial loans, loans held for sale, receivables under reverse-repurchase agreements and direct real estate investments.

(2)	Includes commercial loans, loans held for sale and receivables under reverse-repurchase agreements.

(3)	Includes loans with an aggregate principal balance of $21.0 million, $31.0 million and $46.9 million as of September 30, 2007, June 30, 2007 and September 30, 2006, respectively, that were also classified as loans 60 or more days contractually delinquent.

(4)	Includes loans with an aggregate principal balance of $55.1 million, $78.7 million and $46.9 million, as of September 30, 2007, June 30, 2007 and September 30, 2006, respectively, that were also classified as loans 60 or more days contractually delinquent, and loans with an aggregate principal balance of $166.4 million, $173.1 million and $175.8 as of September 30, 2007, June 30, 2007 and September 30, 2006, respectively, that were also classified as loans on non-accrual status.

Final Transcript —
Conference Call Transcript CSE — Q3 2007 CapitalSource Inc Earnings Conference Call Event Date/Time: Nov. 06. 2007 / 8:30AM ET

CORPORATE PARTICIPANTS
Dennis Oakes
CapitalSource Inc. — IR
John Delaney
CapitalSource Inc. — Chairman & CEO
Tom Fink
CapitalSource Inc. — CFO
CONFERENCE CALL PARTICIPANTS
John Hecht
JMP Securities — Analyst
Sameer Gokhale
KBW — Analyst
Carl Drake
Suntrust Robinson Humphrey — Analyst
Henry Coffey
Ferris, Baker Wattts — Analyst
Don Fandetti
Citigroup — Analyst
Bob Napoli
Piper Jaffray — Analyst
Scott Valentin
FBR Capital Markets — Analyst
Mike Taiano
Sander O’Neill — Analyst
Omotayo Okusanya
UBS — Analyst
PRESENTATION

Operator
Good day, ladies and gentlemen and welcome to the third-quarter 2007 CapitalSource earnings conference call. My name is Carol and I would be your coordinator for today. At this time, all participants are in listen-only mode. We will conduct a question-and-answer session towards the end of this conference. (OPERATOR INSTRUCTIONS). As a reminder, this conference is being recorded for replay purposes. I would now like to turn the call over to Dennis Oakes. Please proceed, sir.

Dennis Oakes - CapitalSource Inc. — IR
Thank you, operator and good morning, everyone. This is the CapitalSource third-quarter 2007 earnings conference call. With me today are John Delaney, our Chairman and Chief Executive Officer and Tom Fink, our Chief Financial Officer.
The call is being webcast live on our website and a recording of the call will be available beginning at approximately 10:30 a.m. Eastern time this morning. Our press release and website provide details on accessing the archived call.
I urge you to read the forward-looking statements language in our earnings release, but essentially it says that statements in this earnings call, which are not historical facts, may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements, including statements regarding future financial operating results, involve risks, uncertainties and contingencies, many of which are beyond CapitalSource’s control and which may cause actual results to differ materially from anticipated results. More detailed information about these risk factors can be found in our press release issued this morning and in our reports filed with the SEC. CapitalSource is under no obligation to update or alter our forward-looking statements whether as a result of new information, future events or otherwise and we expressly disclaim any such obligation. I would like to turn the call now over to John Delaney. John?

John Delaney - CapitalSource Inc. — Chairman & CEO
Thank you, Dennis. And good morning, everyone and thanks for joining us. Clearly the markets have seen an amazing level of illiquidity, risk repricing and deleveraging across the last few months. All events we spoke very directly about on our last call and we have talked about in conversations with some of you we have had since. As I hope you will appreciate as we go through our call this morning, CapitalSource was built exactly for this type of challenge and market opportunity. We were fully prepared for this type of market correction and we are fully prepared for the market opportunity that now lies ahead. Unquestionably, our entire business model was stress-tested this past quarter and we passed this test with high marks to my mind.
In my remarks this morning, I want to touch on four areas — our specific results for the quarter, which I am very pleased with; some perspective on this quarter’s results, including some of the lumpy aspects of our business; our outlook for the business, which is highly favorable; and our TierOne acquisition.
Let’s start with the results. In the third quarter, we had adjusted earnings of $97.6 million or $0.50 per share. These results were lower than our second-quarter results in large part due to certain lumpy aspects of the business that were once again just that.
During the quarter, we grew our commercial loan portfolio by approximately $700 million. The growth dynamics of the Company this quarter played out very much in the way we had predicted they would during our last earnings call in August.
I mentioned certain lumpy aspects of the business. I consider a significant portion of the quarter-over-quarter decline in adjusted earnings per share due to this lumpiness. For example, prepayment fee income was down substantially from last quarter. Prepayment fee income was $3.2 million this quarter, down over $14 million or $0.07 per share from last quarter. By comparison, prepayment fee income was $17.3 million last quarter and was an average of $19.6 million per quarter for the prior four quarters. This substantially lower level of fees was driven by lower prepayment volume in the third quarter and lower fee income on the loans that did prepay.
In terms of yield, prepayment-related fee income contributed just 13 basis points of yield this quarter compared to 76 basis points last quarter and an average of 96 basis points per quarter for the four prior quarters.
As it has in the past, I expect prepayment fee income will continue to vary from quarter to quarter. However, I also expect it to rebound from this quarter’s historically low level. For example, I can tell you now that so far in the fourth quarter, we have already seen more in prepayment fee income than we did in all of the third quarter.
Another area of lumpiness was in realized gains and dividends on our equity investment portfolio. To review, we regularly make small, side-by-side equity investments in borrowers in our corporate finance business. This is done alongside the private equity firms who are acquiring these middle-market companies. Returns from this equity portfolio, either dividends received or realized gains on sales of those companies, have been a frequent contributor to our bottom-line performance. This is clearly part of the core earnings of the Company, but the specific amounts realized will fluctuate from quarter to quarter.
Over the prior four quarters, we have seen an average of $9.3 million in equity returns per quarter. Last quarter was particularly strong at $17 million or $0.09 per share. While this quarter, we saw virtually no equity gains.
An important thing for investors to keep in mind is that in quarters where we see low or no equity gains, it does not mean that this income is lost. Rather, since we continue to hold the investments, we consider their returns deferred to future periods.
Credit is another lumpy area of the business and charge-offs were up this quarter. Charge-offs were $27.8 million this quarter or $0.14 per share, bringing our year-to-date total to $51.7 million or 71 basis points. The charge-offs this quarter were primarily charge-offs of previously reserved-for assets. That is we previously had specifically reserved for these loans in our allowance.

Our portfolio credit performance in the third quarter was quite strong as indicated by our other credit statistics, notably loans in delinquent or non-accrual status. As a result of this performance, the charge-offs we took effectively cleaned out our pipeline of potential charge-off losses and we did not need to replenish those specific reserves. As a result, I would expect charge-offs to be substantially lower in the fourth quarter.
It is important to emphasize that the credit pipeline remains stable, specifically as a percentage of commercial assets. Loans on non-accrual status, which we consider our principal credit measure improved from the prior quarter to 1.59% as of September 30. Also delinquent loans improved to 0.67%.
These credit stats are at the low end of our historical ranges and while credit stats can and will move around from quarter to quarter, I am encouraged that both of these key metrics are down from last quarter, down from year-end last year and down from a year ago, all in a period of great disruption in the markets. This proves the quality of our commercial credit book in our business. CapitalSource is positioned on a sound and clean foundation.
Now let’s move on to my perspective on the quarter. As I said, I am very pleased with the quarter and how well CapitalSource performed. Liquidity performance in particular was exceptional and we had no issues, not one, in funding any part of our business.
We ended the quarter with lower true leverage than at the end of June. We ended the quarter with significant and improved liquidity. Today, we have over $3.2 billion in undrawn, committed funding for our commercial lending business. As I said, we never had any funding issues during the quarter and this comes as no surprise to us.
Since the very beginning of the Company, we have carefully planned our funding platform. We have been conservative; we have focused on building the business for the long run. To us, the right side of the balance sheet is as important as the left and this quarter, all that careful planning paid off.
As a reminder, this planning took several forms. First, we focus on always maintaining prudent leverage in the business. Whereas it is possible to finance our type of assets with much higher leverage and some others do, we think that creates too much risk in the business.
Second, we believe in match funding. We have managed the business to a largely interest rate insensitive position. Third, as a major tenet of our funding strategy, we avoid using short-term, market-dependent financings to fund less liquid assets. More than a few were caught up this quarter as the CP markets eased up. We were not.
Fourth, and perhaps I should have mentioned this first, prudent credit practices are a significant factor in our funding. Stable asset performance is the foundation of the liability structure.
This is diversification. We have built a broad and diverse portfolio and maintaining multiple, broad, diverse sources of funding is also critical. We have emphasized diversification on both sides of the balance sheet.
Sixth is discipline, not being afraid to slow down. It takes discipline to slow down when the market is not seeing the risks you know are there. We have demonstrated our disciplines many times such as our pullback from condo lending almost two years ago, our pullback from aggressive LBO finance this past spring and our recent pullback in the third quarter. Here, we had the conviction that risk would reprice to our advantage and that discipline is paying off now.
Last, in maintaining a focus on high risk-adjusted yields. In a sense, we always plan that things could get worse and this planning has been rewarded.
Another example of our prudent planning was seen this quarter in our residential mortgage investment portfolio. During a very turbulent period of the third quarter, our residential mortgage portfolio performed exactly as expected. That is we had no issues. We had more than ample liquidity throughout the third quarter and it continues to be more than ample today.
On a relative basis, we did see some small mark-to-market changes in the portfolio value, about 48 basis points in change, but we have seen similar movements before, both up and down across the life of this portfolio. They were small in relation to the portfolio size, demonstrating that our hedging and funding and asset selection strategy is performing beautifully. Also, we expect the relative value to come back.

Onto my outlook. My outlook for the quarters ahead is extremely positive. As predicted, we are seeing the finest environment we have seen in years. Lending spreads are up approximately 140 basis points from the first half of the year across our business units. This is measured off actual third-quarter deals.
Growth is returning to the business. Pipeline is getting very strong and competitors are fading rapidly. I expect 2008 could be one of the best years from an asset quality, yield and growth perspectives and I couldn’t be more excited about our business. We expect credit performance to remain very strong. This is due to two fundamental things.
First is the conservative posture we have taken with respect to high-risk areas such as condo lending and aggressive LBO structures. Also and importantly, our portfolio is anchored with specialty businesses such as healthcare, security finance and rediscount. These are areas we know better than anyone and which we view as very well-positioned should a further slowdown occur and they combine to represent about 50% of our current portfolio.
Based on our outlook and view that lumpy areas of the business that underperform this quarter will normalize, we are confident in the future performance of the business and are planning to pay a quarterly dividend of $0.60 per share in the fourth quarter, which we view as our run rate.
Onto TierOne. Finally, let me touch on the important acquisition of TierOne Bank. The acquisition is on track in all material respects. A proxy statement was mailed in October and a special meeting of TierOne shareholders has been called for later this month. The regulatory process has been constructive.
I also think the events of the third quarter make clear the value of the acquisition for both parties. In our case, the recent capital markets’ turmoil underscores the wisdom of our strategy and reinforces the need for deposit-based funding. For TierOne shareholders, the opportunity to participate in a best-in-class lending platform that delivers stellar credit and high returns is very compelling.
To be clear, we are in a spread business and this acquisition represents an important way for us to lower our costs and make ourselves a more efficient lender. The acquisition of TierOne presents upside in ‘08 and ‘09 from lower cost of funds and also adds to the breadth and diversity of our funding. Let me now turn the call over to Tom Fink, our Chief Financial Officer, who can provide his perspective on the quarter.

Tom Fink - CapitalSource Inc. — CFO
Thank you, John. And good morning, everyone. I certainly echo John’s sentiments about how well CapitalSource performed this quarter with the extreme conditions that existed in the market. I think we weathered the stormy capital markets particularly well and I am excited about the prospects for the business.
In my remarks this morning, I want to take a minute to focus on some things that I think were important about our performance this quarter and provide a little more detail.
First, we strengthened our balance sheet significantly during the quarter. As a result, we are well-prepared for the favorable market conditions that we believe we are now entering. Second, we maintained our credit discipline and saw improvements in our key credit statistics and third, we also saw improvements in our operating expense ratios, including surpassing our 2% operating expense goal that we have previously talked about.
Let me spend a minute on each of these and as I close, I will touch on the subject of guidance. In the third quarter, we continued to strengthen our balance sheet. Currently, our undrawn committed credit facility capacity stands at $3.2 billion, up from $2 billion at the end of the second quarter. Since June 30, we have put in place even more in terms of credit facility capacity. We also completed our convertible note offering, which looks more and more like the smart move we thought it might be at the time. We completed two term financings, one in September and one in October, totaling approximately $1.5 billion. These term financings were more expensive than our historical term financings, reflecting the current market conditions and we did suffer some margin compression on those loans funded by them. However, it was our view that the debt capital markets would be in a state of disruption for several months to come and it was more important for us to have plenty of dry powder for the future where we see better market conditions for the Company.
Alternatively, we could’ve just hoped that the markets would improve and just waited. We certainly were under no pressure to execute these financings, but we don’t manage our business by hope. We are very cautious on matters of funding and liquidity and once again chose the prudent path here. Also, we did retain an option to prepay this debt so that we can refinance this debt should market conditions improve faster or more strongly than we thought.
An important point to keep in mind is that this margin compression I referred to is limited to a finite amount of assets on our balance sheet. All future loans are going to be made with these higher funding costs in mind and will have, as John mentioned, even higher spreads. We may still see some short-term volatility in cost of funds due to capital market conditions, but I view this as short term and the long-term view is positive.
Another aspect of our balance sheet strengthening this quarter has been our dividend reinvestment and direct investment program. Since we reached a four-to-one debt to equity ratio at the end of the second quarter, we did reactivate the DRIP in the third quarter. The DRIP has been an extremely flexible and powerful tool for us to optimize our capital structure. We raised approximately $291 million during the quarter in the DRIP, including over 30% of our shareholders electing to reinvest their dividends.
As John indicated, our credit performance was very good this quarter. The charge-offs we saw this quarter primarily were driven by the charge-off of previously reserved-for loans, effectively cleaning out the bulk of our charge-off pipeline. All forward-looking metrics point to a stable credit outlook and an improved charge-off performance next quarter. As a percentage of loans — excuse me — as a percentage of commercial assets, loans 60 or more days delinquent were down at this point 0.67% at quarter-end, down 30 basis points from last quarter.
Loans on non-accrual were down to 1.59%, down 18 basis points from the prior quarter. Our allowance for loan loss stood at 1.05% at the end of the third quarter with the unallocated portion of the reserve consistent with that of the prior quarter-end, also indicating stability in future credit performance.
To put these credit stats in perspective, the third-quarter levels are the lowest we have seen in many quarters. For delinquencies, this quarter is the lowest level we have seen since the first quarter of 2006 and for non-accruals, which is our primary credit metric, this is the lowest level we have seen since the first quarter of 2005.
Our operating expense ratio is another area where we saw improvement this quarter. In looking at our commercial segment, operating expenses were down in the quarter, $63.8 million from $64.6 million last quarter. Excluding the depreciation and amortization of our direct real estate portfolio, core commercial operating expense was $56.2 million, down almost 5% from last quarter’s $59 million. As a percentage of commercial assets, core commercial operating expense was 1.95%, breaking through for the first time the 2% level that we had established as a goal.
My last topic is guidance. As John has already indicated, we are guiding to a $0.60 per share dividend in the fourth quarter. This is based on our expectation that some of the lumpy aspects of the business we saw this past quarter will come back to more normal levels in the fourth quarter. We have already seen evidence, also as John indicated and as implied by our improving credit stats, we do expect charge-offs to be materially lower in the fourth quarter.
I recognize that this is usually the time of year where we begin to set out some objectives for 2008. However, as we have mentioned before, we will not be establishing formal guidance for 2008 until after the close of the TierOne acquisition. The timing and other aspects of our acquisition of TierOne are the single biggest thing that will affect our future guidance. This transaction is on track and we do expect to hear more news with respect to timing, etc. in the near future. We are planning, however, to host an annual investor day in New York City in March.
So to sum up, in many respects, the third quarter certainly presented many challenges and was a real life stress test by which you and we could judge the strength of our Company. I am pleased that we not only met those challenges, but passed the test with flying colors in both absolute and relative terms. There are obviously still storm clouds hanging over the market, but our important message for today is that these clouds have a silver lining for CapitalSource. I will now turn the call back to Dennis Oakes and we will be ready for your questions.

Dennis Oakes - CapitalSource Inc. — IR
Thank you, Tom and operator, yes, we are ready for the first question please.

QUESTION AND ANSWER

Operator
(OPERATOR INSTRUCTIONS). John Hecht, JMP Securities.

John Hecht - JMP Securities — Analyst
Good morning, guys. Thanks for taking my call. I wonder if you could give a little bit more detail on your kind of near-term margin outlook. You are talking about incremental margins on new loans of 100 basis points outside and I am wondering if you can maybe discuss the pipeline and maybe the balance sheet add with respect to fourth quarter and how much of maybe yield improvement will come from that and when you see the prepayment and fee activity start to increase and add to margins as well?

John Delaney - CapitalSource Inc. — Chairman & CEO
Sure, John. What I mentioned in my comments was that loans that we have prescreened in the third quarter had a spread over LIBOR of 140 basis points higher than loans in the first half of the year. We thought that would be a good data point — not a data point that you can actually carry forward for years, but a good data point as to what the market is presenting right now. And so it’s certainly obvious to us that our ability to price our loans is much greater than it has been in the past and we expect this to result in wider margins in the future.
The pipeline is building nicely. Clearly, we took a conservative orientation in the third quarter and we talked extensively about that on our last call. But I would describe the pipeline right now as building up very nicely and I would expect 2008 to be a terrific year in terms of originations.
In terms of prepays and equity gains, I don’t think there is much to read into that other than it is lumpy. It just happened to be lumpy in a quarter where we had this very significant capital market disruption, but as we kind of unpack that and look at the specific situations, there is nothing that we can necessarily correlate to the capital markets. In fact, in the fourth quarter as it relates to prepayments, we are already, as I said, ahead of where we were for all of the third quarter.
So I would put the prepay and the equity performance really under the category of lumpy and we obviously expect those to normalize. I would describe the pipeline as building up very nicely and ‘08 originations I view as being very strong or likely to be very strong and in terms of our ability to drive higher yields and quite frankly more conservative structures on the lending side, I think it is very good.
We are seeing competitors fading. Either they are pulling back or they are actually exiting the market, which is an incredibly positive trend for the business and should allow us to price our loans along the lines of the way we did when we started the business. We think it is a great opportunity. And unlike when we started the business, when the platform was, to use a word immature, right, we had strength in some areas and not strengths in other areas, I would describe the platform right now as fully built out and kind of hitting on all cylinders. So this time as the market is coming our way we can really pounce on it.

John Hecht - JMP Securities — Analyst
Can you maybe characterize the pipeline, where are you seeing the initial signs of activity?

John Delaney - CapitalSource Inc. — Chairman & CEO
I would say we are seeing it kind of across the board. It would be hard for me — I think our rediscount business in particular has seen an uptick in the pipeline. Our healthcare business is seeing a lot of activity. Obviously, there is lots of activity in the more market-based businesses like commercial real estate and corporate LBO lending where you see kind of the most significant swings in market competitors, but I would have to describe the pipeline as building across all businesses.

John Hecht - JMP Securities — Analyst
Okay. So it sounds like the originations side, you are seeing some increased visibility, increased origination activity across all facets of the business.
Turning real quick to the funding side. Last quarter, John, you were talking about looking for market equilibrium in the CLO market where you may see a kind of exiting of the synthetic buyers, but are you going to see some consistency with the cash buyers. Are you seeing any equilibrium there where you think that market may normalize along with the originations?

John Delaney - CapitalSource Inc. — Chairman & CEO
I would say we are not seeing equilibrium yet. We completed two securitizations and we expect to complete our third one very shortly and these are somewhat unique structures where they are single buyer securitizations and we reserve the right to take the assets back either to resecuritize them when the market does obtain equilibrium or to fund it with deposits once we have our depository capability.
So I would describe our ability to access the secured markets is very good, but different. Meaning, as I said, we will probably have our third CLO complete in a few weeks since the beginning of the market when the market started these very significant disruptions and I don’t know how many other lenders have been able to do any for that matter.
So I would say our ability to access the market is good. We can’t access it in exactly the same we did before, which is kind of broadly syndicated securitizations. So I would have to say that there is no equilibrium in that market yet, but there is certainly signs, particularly around the AAA class, where we are seeing it firm up. Tom could add more texture to that.

Tom Fink - CapitalSource Inc. — CFO
I agree with everything John said, but also I think it is important to note the significant undrawn, committed credit facility capacity we have, which is the whole reason we undertook those term financings we completed in September and October was to reestablish that dry powder, as I said, to allow us to pursue these great market opportunities that we see coming our way. And then also importantly, this is not the only means with which we use to fund the business and here, the breadth and diversity of our funding platform will also help the Company.

John Hecht - JMP Securities — Analyst
All right. Thanks very much.

Operator
Sameer Gokhale, KBW.

Sameer Gokhale - KBW — Analyst
Thank you, good morning. I just had a question about the integration efforts for TierOne Bank. I realize it is in its own kind of unique geographic footprint, but can you give us a sense for how far those efforts are along and if one were to take a negative view and say the deals weren’t going to go through, would that cause any amount of significant disruption to your existing businesses? Some color on that would be helpful. Thank you.

John Delaney - CapitalSource Inc. — Chairman & CEO
Sure. I would describe the integration efforts thus far as very successful. We are getting along very well with the team. I think we share a common view as to how these businesses will work together and I would describe our integration efforts — integration of an acquisition like this is a fairly massive undertaking, particularly if you want to do it well and I would describe our efforts as essentially right on track. We are very confident the TierOne transaction will close. And I couldn’t imagine any disruptions if it were not to close for any reason, which is part of your question, but it is hard for me to imagine that because I believe it is going to close.

Sameer Gokhale - KBW — Analyst
Okay. That’s helpful. And then the other thing I was curious about is it seemed like in the subordinate loan category, there was pretty healthy growth during the quarter on a percentage basis certainly compared to some of your other businesses. Is this just a function of you guys seeing better pricing opportunities in that part of the market? And if you look into 2008 assuming there is more disruption in the market and the pricing environment continues to improve, would you perhaps tend to back-end load the second half of the year loan growth in the subordinate loan business? Can you provide any color there?

John Delaney - CapitalSource Inc. — Chairman & CEO
Yes, I can. Most, if not all, of that growth in the subordinate loan category came from our healthcare real estate business where we had some what we consider some unique opportunities based on our ability to kind of play up and down the capital structure. Meaning in that business, we engage in sale leaseback transactions, we engage in senior first mortgages and from time to time, we engage in subordinate secured financings based on financing a transaction where we feel like we understand the assets and in fact, would love to own the assets at that price. So we had a few unique opportunities.
Then I think did come our way because of what happened in the larger markets and that is where most of that activity was concentrated in the healthcare real estate business, which is one of the businesses that we are — our orientation is as a senior lender, as you know, but in the healthcare real estate business because of the quality of the team and the way we execute against that strategy, which is to provide both senior debt and also to provide sale leasebacks, we are effectively buying the assets. We feel comfortable playing in a subordinate position because we understand the assets and in fact, if we view assets where we would love to own them at the price, we are fairly comfortable providing subordinate financing. And so I tend to think our subordinate activities would generally be focused on areas where we feel we have greater expertise like healthcare.

Tom Fink - CapitalSource Inc. — CFO
And I would just add it is clearly not a change in the strategy of the business. It’s just I think a very good example of us being nimble and responding to really the best opportunities that we are seeing.

Sameer Gokhale - KBW — Analyst
Okay. And then in terms of the loans that charged off in the quarter, what kind of loans were those? And you seem to be pretty bullish on the outlook for credit going forward. Obviously, your forward credit markers are showing pretty positive trends, but as you look at your portfolio, when you look at comparative trends, as you look at what charged off in the quarter, are there any themes emerging that you can identify going forward?

John Delaney - CapitalSource Inc. — Chairman & CEO
No, I don’t think there is — we would agree with your assessment that the credit pipeline looks very good. We significantly reduced the amount of loans that had been specifically reserved for, which is generally a precursor to charge-offs. And the metrics have improved, which means not many new situations entered the problem loans bucket, so that is all positive.
I would kind of echo the comments I made last quarter, which is to say that about half of our business is in healthcare, rediscount and security finance, which is financing security alarm dealers and we continue to have a situation on our hands where we have no credit issues in those businesses. So that would imply that the charge-offs would continue to come from the more generalist businesses — corporate finance, commercial real estate, stuff like that. But I wouldn’t — there is no trends that we — (technical difficulty). We effectively just cleaned out a lot of loans that had been specifically reserved for is the way it played out this quarter.

Sameer Gokhale - KBW — Analyst
That’s great. Thank you.

Operator
Carl Drake, SunTrust Robinson Humphrey.

Carl Drake - Suntrust Robinson Humphrey — Analyst
Good morning. John, I was wondering if you could talk a little bit about the changes in the competitive landscape. I imagine the hedge funds have left the business in certain areas, but we have also heard some of your peers talk about regional banks getting more competitive. Maybe you could talk about maybe the underwriting quality; also what you are seeing on new transactions in terms of covenants and leverage?

John Delaney - CapitalSource Inc. — Chairman & CEO
Sure. New transactions are better in all respects. I would view the structures as more conservative, the covenants as tighter and the spreads as wider. So, you know, as I said in my comments, we think the lending environment right now is terrific.
In terms of competitors, we are seeing a pullback from hedge funds, and I think that is due to a couple of reasons. One, some of the true large well-established branded hedge funds that were in this business see opportunities to allocate capital in other parts of this market that are experiencing tremendous upheaval. And these are smart people with lots of capital, and they tend to migrate to where the opportunities are. Unfortunately, there is a lot of secondary opportunities right now going on, and we are not a secondary market player, and I think the hedge funds will tend to allocate their capital there.
And then I think there are some smaller hedge funds that we are kind of getting into our business that have less, you know, established platforms and are probably hunkering down more than anything else and not allocating capital to less liquid investments like middle-market lending. So I think the hedge funds, depending upon how you kind of characterize them, the large kind of super-branded hedge funds with plenty of liquidity and probable liquidity in light of this environment, tend to be allocating their capital less from direct originations of less liquid investments more to secondary market opportunities; where some of the smaller guys who were kind of nibbling at our ankles in our business the past few years I think are more hunkering down and focused on their own liquidity.
And in terms of the investment banks, obviously, we had many investment bank competitors who had platforms or would kind of dabble in our business. We are seeing very dramatic pullback there. One large investment bank that had a healthcare real estate business that we competed head-to-head with has exited the business, which we view as a terrific sign, for example. So we are seeing a lot of pullback from specialty platforms, kind of asset management platforms that were overly reliant on the CLO market.
As Tom indicated in his comments, we have many ways of funding our business. We are not concerned about funding the growth we have, in part because we have built this funding platform that can pull on a lot of different levers to get liquidity; whereas we were competing from time to time with competitors that were I would describe overly reliant upon the CLO market. And now that the CLO market is closed, they can’t access capital and they are pulling back.
So in terms of a lot of our core competitors — investment banks, kind of specialty lending platforms and hedge funds — we are seeing, as I said, either they are exiting the business or there is a significant pullback.
We are not necessarily seeing an uptick on banks. We don’t overlap with regional banks that much. We do in certain parts of our business. It tends to be a little more based on a relationship than based on kind of them having a thematic business around where we compete. For example, from time to time, our healthcare business will lose a deal to a regional bank, not because they have a healthcare platform and that we compete with day in and day out, but because they may have a relationship with a company and they may like the company and may like the people running the company and they may decide to make a loan to that healthcare company based on those very important determinants of credit by the way, which is the people and their relationship with the company.
So the competitive environment with banks, which tends to be more random, I would not describe as us seeing any change there.

Carl Drake - Suntrust Robinson Humphrey — Analyst
So you would characterize — the opportunities, the growth opportunities for ‘08 are more competition leaving the market than activity overall — the level of activity in the market picking up?

John Delaney - CapitalSource Inc. — Chairman & CEO
That’s right.

Carl Drake - Suntrust Robinson Humphrey — Analyst
Okay. Second question in terms of less liquidity in the market as you just described, does that put some pressure on recovery rates in the business in terms of charge-offs going forward?

John Delaney - CapitalSource Inc. — Chairman & CEO
Yes, and we have always said that by the way. We have always said that we don’t expect our credit statistics to change all that dramatically if the country were to go say into a recession, but we expect recoveries to go down. So I have said that before and I’m going to stick with that. I think it is somewhat of a logical conclusion. Again, we are not seeing anything there. Unfortunately, the credit pipeline is in many ways improving. So even in an environment with potentially lower recoveries, if you have less loans entering those buckets, it shouldn’t have a material affect on your outcomes.

Carl Drake - Suntrust Robinson Humphrey — Analyst
And on prepayments, less liquidity in the market, would you expect a permanently lower prepayment fee contribution or yield contribution? I think we had always modeled 50 basis points or so. Do you think that is reasonable?

John Delaney - CapitalSource Inc. — Chairman & CEO
Well, you know, we spend a lot of time thinking about that because here we have a situation where the markets go through this fairly massive disruption and our prepays are down. And so initially you say to yourself, well, maybe there is a correlation there and maybe we could see an environment where prepays will be lumpy for a while because, again, these things are not lost, they are deferred. We have the prepayment fees in the deals, they will ultimately prepay and we have this equity portfolio, which will ultimately be harvested.
I think it is way too early for us to come to any kind of conclusion around that and I think first evidence of that is the fact that the fourth quarter is already shaping up to be stronger and the fourth quarter is certainly not a better quarter as it relates to market liquidity than the third quarter necessarily. So I think it is way too early to draw any conclusion there.
We certainly expect these things to return to normal levels and if anything, they are not lost, they are deferred. So in other words, the prepayments we didn’t realize this quarter and the equity gains we didn’t realize this quarter, we will realize those at some point because they are not lost. We are not giving up our prepayment fees and in fact, in the new lending opportunities, those kinds of structures getting tight prepayment fees and getting equity co-invest opportunities, we have much more ability to obtain those things in the loans now than we really have in the last several years even though we have been able to get them. So I expect — I would actually think into the future, we would see those things increase.

Carl Drake - Suntrust Robinson Humphrey — Analyst
Okay. Thank you. That’s very helpful.

Operator
Henry Coffey, Ferris, Baker Watts.

Henry Coffey - Ferris, Baker Wattts — Analyst
Good morning, everyone. I am appreciating some of your comments here, John. I guess I am going to ask the most unfair question, which I know you get asked a lot, but as you start juggling through ‘08, is TierOne additive or somewhat dilutive to earnings? And is there enough evidence out there to talk about kind of a base level of quarterly adjusted FFO or adjusted earnings? And if so, kind of where do you think that lower number would fall in?

John Delaney - CapitalSource Inc. — Chairman & CEO
I will start and then I will let Tom chime in, Henry, if that’s okay with you. TierOne provides many benefits to the Company — principally lower cost of funds. And that lower cost of funds, which was pretty significant when we announced the transaction, is now becoming, in a word, dramatic in terms of its ability to increase our profitability. And ‘08 and ‘09 for that matter will be in part dependent — as I said, the business without TierOne is performing at a very good level and we think we are kind of at a — as I indicated, we are paying a $0.60 dividend for the fourth quarter. We kind of view that as a run rate. I think our ability to use TierOne and potentially our ILC with that, which we have been approved for, could drive significant profitability for the business.
It is a little early for us to talk about how that could change the business, which is the reason we are not providing guidance, because we don’t know exactly our ability to utilize the franchise yet because we have an application pending with the OTS and as we said in prior calls, we want to be very respectful and deferential of that relationship. And we think we have got a terrific business and we think we will perform beautifully for the regulators and we think we should be able to grow their business, not just support the growth of our Company, but that is also up to them. We understand that.
So it is hard for us to comment specifically on ‘08 until we know how much we can utilize this very important acquisition to us. And so I am probably being a little evasive to your question, but I am trying to frame the drivers of how I would answer the question should I have the answers to those individual variables. I don’t know what you’d add there.

Tom Fink - CapitalSource Inc. — CFO
I think the only thing I would add, Henry, is that when we announced the transaction, we said that we did not think it would be accretive in ‘08. Certainly some things have changed since then. The proceeds or the price which we have agreed upon — there’s a cash component, there is a share component.
With respect to what our assumptions were, certainly I would point to our cost of funds assumption. Today, it would probably — our alternative cost of funds being higher, again pointing to the advantage of the deposit-based funds. So I don’t want to go too far in terms of giving — starting to give any guidance, which we’ve — with respect to ‘08, which we will do once the acquisition has closed, but those would be my comments.

Henry Coffey - Ferris, Baker Wattts — Analyst
Thank you very much and I appreciate the comments on the dividend in the press release.

John Delaney - CapitalSource Inc. — Chairman & CEO
Thanks, Henry.

Operator
Don Fandetti, Citi.

Don Fandetti - Citigroup — Analyst
Hi, John.

John Delaney - CapitalSource Inc. — Chairman & CEO
Hey, Don, we can’t hear you that well. Could you speak up?

Don Fandetti - Citigroup — Analyst
Sure. John, assuming the traditional CLO market doesn’t come back anytime soon, could you talk about the depth of the single buyer CLO market? Does that give you enough confidence to really push the new investment activities going into ‘08?

John Delaney - CapitalSource Inc. — Chairman & CEO
Okay. I will repeat Don’s question because he was a little faint just so the others hear the question. The question was what is the depth of the single buyer CLO market and do we feel there is enough depth there to support what we consider to be fairly aggressive origination, the reasonably aggressive origination views we have into ‘08 based on the market opportunity that is presenting itself. I think I paraphrased your question there, Don. Tom, you want to start on that?

Tom Fink - CapitalSource Inc. — CFO
Well, first of all, Don, I would say categorically we do believe the CLO market is going to come back. It may not come back as completely or as freely flowing or as with as tight spreads as we were seeing certainly in the first half of 2007, but we think it is a viable market and I would say that I think that most of our certainly historical investor base is sitting on the sidelines watching, waiting or still active in the market. So we certainly see it coming back, so I don’t have concerns about that.
Also, I would say that CapitalSource is widely recognized in our marketplace as a premier issuer, so I would go even further to say that if it doesn’t come back for all players, I think there is certainly a place for CapitalSource in that market where we do have the respect and the admiration, if you will, of folks as being a very good originator, underwriter and servicer of middle-market assets.

John Delaney - CapitalSource Inc. — Chairman & CEO
And just to add a little more texture to what Tom said. We have actually been encouraged by some of the financial institutions we work with to go out and do some broadly marketed CLOs with a view that we are a premier issuer and we’re the right one to go out and start reestablishing the market and with a further view that we can get them done.
We have elected to do the single buyer CLOs in part because, at this point in time with all the things we have going on, including trying to get TierOne done, they are easier and it gives us the flexibility should we get the TierOne acquisition done in the way we would like to potentially refinance some of those single buyer CLOs with bank deposits.
So I think Tom is being a little modest there because he has been pushed a lot by people to go out and do the kind of multiweek roadshows you need to do to reestablish that as a funding vehicle for us and there’s a reasonable degree of confidence that we can get those deals done. But I think when we look at the totality of the facts right now, it is our view that doing these single buyer CLOs makes a little more sense right now for us when you consider everything.

Don Fandetti - Citigroup — Analyst
All right. Thanks for the details.

Operator
Bob Napoli, Piper Jaffray.

Bob Napoli - Piper Jaffray — Analyst
Good morning. A question around credit. Your credit metrics this quarter, your delinquencies and nonperforming assets, the best levels in several years. There’s obviously a lot of gloom and doom out there about the US economy and the expectations for the trends in the economy and especially with regards to how financial stocks broadly are being treated. How do you reconcile the performance of your credit metrics? Is the economy better than what people think or is this unique to you guys and if you could also just comment on your exposure to subprime as well — subprime mortgage?

John Delaney - CapitalSource Inc. — Chairman & CEO
Sure, Bob. Well, I would say the reason we consistently deliver good credit performance is that we do good credit work. CapitalSource is not a buyer of paper. We are a direct originator of paper. We do our credit work. We are very disciplined.
Our business is largely built around specialty platforms, which have historically demonstrated kind of exceptional credit performance and I have made the comment in the past that half our business is in these highly specialized platforms and they have had impeccable credit performance and in fact, even in kind of our generalist corporate — even in our corporate finance business where we have kind of a generalist practice and some specialty platforms, the specialty platforms have performed from a credit perspective much better.
So I think we do very good credit work. I think we have organized the businesses around these specialty platforms where we have an opportunity to consistently deliver very good credit performance because they are niches and we don’t have as much competition and we really know what we are doing.
I think that is why we have and will continue to deliver very good credit results and I think those statistics have improved and I expect them to essentially stay at these levels. So we feel good about the credit performance.
I am of the view that we do have as an economy some rough times ahead and I think the business is well-prepared for that and we have been factoring that into our kind of asset investment decisions across the last several years. It is one of the reasons we pulled back from condo lending say two years ago. I am sure we left some money on the table in doing that, but we have a commercial real estate portfolio right now that doesn’t have as much exposure to that and we feel terrific about that.
We have backed away from some of the aggressive LBO transactions that were occurring in the spring. In fact, when the market disruptions occurred across the summer and people had lots and lots of kind of hung credits that they couldn’t syndicate, I think we had $7 million of loans that needed to be syndicated because we had I think acted prudently.
So I think the reason our credit is performing the way it is is because we do good credit work, we are focused on businesses where we have the opportunity because of specialization to deliver exceptionally good credit performance and I think we are disciplined as a franchise in terms of where we allocate our capital.
As far as subprime exposure, we have talked about that in the past. We have specifically gone over kind of [four] rediscount business where we rediscount what I’d consider to be kind of hard money residential lenders, which are in some ways one step below subprime, but in many ways much better shape because the loan to values are so low and we lend against those loans at a discount. I think our number was $120 million when we last talked about it. I think that number hasn’t changed materially. It is probably plus or minus a couple million dollars and all those loans continue to perform very well. So I think you don’t have to worry about that as it relates to this franchise.

Bob Napoli - Piper Jaffray — Analyst
Okay. And with regards to growth by sector, would we — do you expect — (technical difficulty) pipeline building? I would imagine that there is a lot of demand for LBO lending in the market disruption — the areas where there has been a lot of market disruption, but in this environment and your concerns about the economy, are we going to see the growth in your specialty businesses more so than say the LBO lending business?

John Delaney - CapitalSource Inc. — Chairman & CEO
I would say the growth will continue to be across the board. The specialty businesses tend to be more consistent growers and the LBO business, for example, we tend to grow that business more when the market is more in our favor. And to the extent that market is more in our favor, we could see some good growth in that business.
I think in commercial real estate, we continue to be very disciplined because there could be further shakeout in that area, so I would say that commercial real estate is not likely to be a big grower in the near term. I think we have got a terrific portfolio and it has been invested and created very wisely. It doesn’t have very significant exposures to areas that people should be concerned about and I think we are very happy about that and I think the team is being fairly prudent in terms of what they do in the current market as we see kind of cap rates adjusting and other things.
The LBO market could come our way a little sooner, so you could see an uptick of growth there. But I think the specialty businesses will continue to kind of dominate this franchise.

Bob Napoli - Piper Jaffray — Analyst
Thanks. The last question, I know Merrill Lynch has been a big competitor and with the challenges that they have had there, has that affected the way they have acted in the market in your business?

John Delaney - CapitalSource Inc. — Chairman & CEO
Could you repeat the question?

Bob Napoli - Piper Jaffray — Analyst
I know Merrill Lynch has been a very big competitor in your healthcare market and probably the most in that market, I think in some of the other markets in their commercial real estate lending business. I just wondered if the challenges that they have had there or if you’ve seen less competition out of Merrill Lynch because I just know they have been a very big competitor.

John Delaney - CapitalSource Inc. — Chairman & CEO
Out of respect for our various competitors, we never really talk about people individually on these open public forms and we would hope people wouldn’t do that about us. I think I would go back to my general comments, which we are seeing our competitors either exit or pull back.

Bob Napoli - Piper Jaffray — Analyst
Okay. Thank you.

Operator
Scott Valentin, FBR.

Scott Valentin - FBR Capital Markets — Analyst
Good morning. Thanks for taking my question. One quick I guess blunt question, but on the dividend for ‘07, on August 1, you put out a press release saying you expected to pay $2.40 in ‘07. I guess adding up the dividend so far, I get $2.38. So I was just curious, $0.02 doesn’t seem like that much of a big deal to pay to avoid my question of why would the dividend be less than what you guided to on August 1 or maybe you just feel comfortable with the rate going forward and that was what drove the decision. Can you give some color on that?

John Delaney - CapitalSource Inc. — Chairman & CEO
Yes, I think it was more the latter. We thought the $0.60 run rate is the right level to be at, recognizable we are providing lots of detailed guidance after our TierOne transaction. So we did the same math, but felt like $0.60 run rate was the right answer.

Scott Valentin - FBR Capital Markets — Analyst
Okay. And then on the TierOne acquisition, S4, a memo was filed and clearly CapitalSource’s stock is trading below the $21.98 and the S&P financial’s index giving TierOne the opportunity or entitlement to ask for more compensation. Putting that aside, I guess how much of an impact if the TierOne acquisition does not go through, you still have the industrial loan charter, how much of an impact do you think? Would it be significant if the TierOne transaction did not go through and had to rely upon the industrial loan charter to raise deposits?

John Delaney - CapitalSource Inc. — Chairman & CEO
I would say I would reiterate my comments before that I fully expect the TierOne transaction to close. We do have the (inaudible) approval. We’ve specifically waited to accept that till after TierOne has closed for some very technical reasons. CapitalSource will have deposit-based funding next year to my mind.

Scott Valentin - FBR Capital Markets — Analyst
Okay. And then one final question. ROE this quarter, about 16%. You mentioned lumpiness in the business. That is understood. So would a normalized ROE going forward, given the higher funding costs, given the little wider spreads, do you think it is in that high teens range on a go-forward basis?

John Delaney - CapitalSource Inc. — Chairman & CEO
Oh, yes.

Scott Valentin - FBR Capital Markets — Analyst
Okay. Thank you very much.

Operator
Mike Taiano, Sandler O’Neill.

Mike Taiano - Sander O’Neill — Analyst
Hey, good morning. Just a question on the securitization you did in September. I think you had about $400 million of additional capacity on that deal. I was just wondering if you had tapped that as of yet. And then also on the upcoming securitization you are expecting, can you give us some color on what you think pricing may be relative to the deal in October and September?

John Delaney - CapitalSource Inc. — Chairman & CEO
I would say that for your first part of your question, we have used some of, but may not use all of that growth capacity in that securitization. Bear in mind, we are also balancing — maintaining a certain amount of loans that we hope and anticipate transferring into TierOne upon the completion of that acquisition. And then with respect to pricing, I would expect, generally speaking, to see something similar to the transaction that we saw in October, perhaps a little better.

Mike Taiano - Sander O’Neill — Analyst
Okay. And then on the asset side, are you guys seeing anything different or abnormal on your clients drawing down on unfunded commitments?

John Delaney - CapitalSource Inc. — Chairman & CEO
No, we are not.

Mike Taiano - Sander O’Neill — Analyst
And then last question on TierOne, obviously, they put out some news a couple weeks ago on nonperformers. I don’t know if you can comment on it, but can you just tell us what they have I guess said publicly is consistent with what you discovered or thought would happen when you did your due diligence?

John Delaney - CapitalSource Inc. — Chairman & CEO
Yes, I would say that it is consistent with the diligence that we have done.

Mike Taiano - Sander O’Neill — Analyst
Okay. Thanks a lot.

Dennis Oakes - CapitalSource Inc. — IR
Operator, we will take one more question, please.

Operator
Omotayo.

Omotayo Okusanya - UBS — Analyst
Yes, good morning. Just wanted to ask a quick question in regards to your outlook for Medicare and Medicaid reimbursement policies in 2008 and how it could potentially impact your healthare real estate platform?

John Delaney - CapitalSource Inc. — Chairman & CEO
Our healthcare real estate platform tends to focus on long-term care obviously and at this point, we have a view that ‘08 will continue to be attractive. And we have a large team of people that continues to look at not only Medicare changes, but obviously Medicaid changes, which tends to be much more significant than the long-term care sector. And we remain very bullish on that business.
One of the things we indicated that we are going to be treating our sale leaseback business as a separate segment starting in the fourth quarter. We have said in the past that we think that business is a very valuable asset. It’s got a run rate of well over $100 million of lease income. We think it is undervalued in our franchise and we think that it would make sense at some point to realize the value of that business as a separate company, which is one of the reasons we broke it out as a separate segment, which is a way of saying what we continue to feel very bullish about that business through ‘08 and that is factoring in the Medicare and Medicaid changes that are occurring. And Medicaid tends to be a more significant factor for us due to the profile of our portfolio.

Omotayo Okusanya - UBS — Analyst

Thank you very much.

Operator
There are no additional questions at this time. I would now like to turn the call back over to management for closing remarks.

Dennis Oakes - CapitalSource Inc. — IR
Thank you very much. That concludes our call. A reminder that a transcript will be posted on the CapitalSource website later today and we thank everyone for joining us.

Operator
Thank you for joining today’s conference. You may now disconnect and have a wonderful day.

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